UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GRI BIO, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

3622AW 106

(CUSIP Number)

April 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 3622AW 106

1.	Name of Reporting Persons TEP Biotech, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 204,909 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 204,909 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,909 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.93% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4.

CUSIP 3622AW 106

1.	Names of Reporting Persons John P. Norton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 204,909 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 204,909 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,909 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 6.93% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4.

Item 1(a).	Name of Issuer

GRI Bio, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2223 Avenida De La Playa #208
La Jolla, CA 92037

Item 2(a).	Names of Persons Filing

TEP Biotech, LLC and John P. Norton (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1621 Central Avenue
Cheyenne, WY 82001

Item 2(c).	Citizenship

TEP Biotech, LLC is a Wyoming limited liability company. John P. Norton is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

3622AW106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-10 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of April 21, 2023, TEP Biotech, LLC (“TEP”) is the record holder of 204,909 shares of common stock of GRI Bio, Inc., formerly known as Vallon Pharmaceuticals, Inc. (the “Issuer”), representing 6.93% of the total shares of common stock issued and outstanding. John P. Norton (collectively with TEP, the “Reporting Persons”) is the manager of TEP and has voting and investment discretion with respect to the common stock held of record by TEP. As such, Mr. Norton may be deemed to have beneficial ownership of the securities held of record by TEP.

The percentages of the shares of common stock of the Issuer held by the Reporting Persons are based on 2,957,093 shares of common stock outstanding as of April 21, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2023

TEP Biotech, LLC

By:	/s/ John P. Norton
Name:	John P. Norton
Title:	Manager

/s/ John P. Norton
John P. Norton

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of GRI Bio, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 2, 2023.

TEP Biotech, LLC

By:	/s/ John P. Norton
Name:	John P. Norton
Title:	Manager

/s/ John P. Norton
John P. Norton